Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

September 3, 2009

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4561
Washington D.C., 20549-7010

Attention:  Craig Wilson

Re:           Buyonate, Inc.

Dear Ms. Feider:

We write on behalf of Buyonate, Inc., (the “Company”) in response to Staff’s letter of September 1, 2009, by Craig Wilson, Senior Assistant Chief Accountant of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Company, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended report on Form 8-K/A.

The factual information provided herein relating to the Company has been made available to us by the Company.

1.
AS MOORE IS NO LONGER REGISTERED WITH THE PCAOB, YOU MAY NOT INCLUDE MOORE'S AUDIT REPORTS OR CONSENTS IN YOUR FILINGS WITH THE COMMISSION MADE ON OR AFTER AUGUST 27, 2009. IF MOORE AUDITED A YEAR THAT YOU ARE REQUIRED TO INCLUDE IN YOUR FILINGS WITH THE COMMISSION, THEN YOU SHOULD ENGAGE A FIRM THAT IS REGISTERED WITH THE PCAOB TO REAUDIT THAT YEAR.

In response to this comment, the Company acknowledges the recent SEC and PCAOB actions against Moore and Associates, but respectfully requests forbearance in re-auditing the period ended December 31, 2008.   The Company is a startup enterprise with slender financial information.  The Company has little cash available and would be significantly harmed by having to compensate its auditor to re-audit work already paid for.  Notwithstanding, the Company is currently looking for a PCAOB auditor with the best bid to conduct a re-audit of December 31, 2008 and the anticipated audit for December 31, 2009.

2.
PLEASE AMEND YOUR ITEM 4.01 FORM 8-K, FILED AUGUST 12, 2009, TO DISCLOSE THAT THE PCAOB REVOKED THE REGISTRATION OF MOORE ON AUGUST 27, 2009 BECAUSE OF VIOLATIONS OF PCAOB RULES AND AUDITING STANDARDS IN AUDITING THE FINANCIAL STATEMENTS, PCAOB RULES AND QUALITY CONTROLS STANDARDS, AND SECTION IO(B) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE IOB-5 THEREUNDER, AND NONCOOPERATION WITH A BOARD INVESTIGATION. IF YOU ARE UNABLE TO OBTAIN AN AMENDED EXHIBIT 16 LETTER FOR AN AMENDED FORM 8-K, PLEASE DISCLOSE THIS FACT IN THE FORM 8-K/A.

In response to this comment, the Company amended its Form 8-K to include the requested disclosure. On September 3, 2009, Moore and Associates informed the Company that, upon the advice of counsel, Moore and Associates would not be providing a 16.1 letter in connection with the amended Form 8-K.

3.
ANY AMENDMENT TO FORM 8-K SHOULD BE FILED WITHIN FOUR BUSINESS DAYS OF RECEIPT OF THIS LETTER. PLEASE ADVISE US AS TO HOW YOU INTEND TO ADDRESS ANY RE-AUDIT REQUIREMENTS NO LATER THAN SEPTEMBER 11, 2009.

In response to this comment, please see response to the first comment above.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

Cane Clark LLP

/s/ Scott P. Doney
Scott P. Doney, Esq.